CCTI

Clean Coal Technologies, Inc.

__________________________________________________________

12518 W. Atlantic Blvd.

       Tel (954) 344-2727

Coral Springs, FL  33071

       Fax (954) 757-1765

         E-mail: cleancoaltech@yahoo.com

Ms. Anne Nyugen Parker, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington. D.C. 20549-7010

Re:

Comment Letter dated February 5, 2009 for

Clean Coal Technologies, Inc. Form 10 Filed January 14, 2009

File Number 000-53557

Ms. Nygen Parker:

Pursuant to the comments received from the Commission in the letter dated February 5, 2009, the following are our responses.  For your convenience, the comments are quoted followed by our response and a page number where amendments or modifications were made if appropriate. Page numbers referenced are for the redlined version.

Comment: Cover Page

1.

As you note on page 3, the Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission, and you will become subject to the reporting requirements of the Exchange Act. Please contact us if you wish to withdraw the filing prior to this time, so that it does not become effective in a deficient form.

Response:

Noted.

2.

You did not check the box indicating that the company is a “smaller reporting company” as defined under Rule 12b-2 of the Exchange Act, nor did you include any language in your filing to support such determination. We note, however, that you provided smaller reporting company scaled disclosure in your filing and that you checked the box indicating your status as a non-accelerated filer. If you determine that the company qualifies as a smaller reporting company, please check the appropriate box and amend your filing to reflect such determination. Please note that a company that qualifies as a smaller reporting company is required to check the appropriate box on its filings. See Release No. 33-8876, Sections m.E.2 and 1lI.F.3.

Response:

The Company does not qualify as a smaller reporting company as defined under Rule 12b-2. The company is a non-accelerated filer since it has not yet met the requirements listed for accelerated filer status under Rule12b-2(1) (ii) and (iii).

3.

If the company does not qualify as a smaller reporting company, please amend your filing accordingly to comply with the disclosure requirements of non-accelerated filers filing on Form 10.

Response:

The Company has amended its filing to comply with the disclosure requirements for non-accelerated filers filing on Form 10.  Please note, however, that the Company requested and received a waiver from the Division of Corporation Finance regarding the provision in the Form 10 filing of certain unaudited financial information.  Certain information may therefore be missing because of the difficulty and expense of obtaining audited historical financial records from inception. We are including a copy of the waiver request letter and the Division’s response for your information and ask you to take it into consideration in your ongoing review.

Item 1. Business. Page 3

Registration Statement, page 3

4.

You state that the company will “make an application to have its common stock traded on the NASD's over-the-counter bulletin board.” Please revise this statement and the similar statement under “Market Information” on page 24 to clarify that, in order to be quoted on the OTC Bulletin Board, a market maker must file an application on behalf of a company. A company cannot file such an application on its own. Also, please revise the references to “NASD” to refer instead to "FINRA".

Response:

The revisions have been made as requested.  Pages 3 and 36.

Business Activities and Strategy, page 4

5.

You disclose that you signed a “contract with the Inner Mongolian Autonomous Region” and that you modified your strategy “to one of establishing a Cooperative Joint Venture (CJV)” in conjunction with a “production contract.” However, it is unclear from your disclosure if these contracts and the Cooperative Joint Venture are the same as the joint venture agreement, memoranda of understanding, and construction and production plans discussed in the second full paragraph on page 5. Revise your disclosure for clarity and consistency. Please also file these contracts as exhibits, if you have not already done so.

Response:

The disclosure has been revised and clarified.  All contracts have been filed as exhibits with the original Form 10. Page 5.

6.

Please update your disclosure to reflect the current status of the initial plant ground breaking and the feasibility study discussed in the second full paragraph on page 5, and the status of the arrangements discussed in the bulleted paragraphs on page 5. Include management’s assessment of the likelihood of finalizing these items within the timeframes disclosed.

Response:

The disclosure has been updated per the staff’s request.  Disclosure has been added to address the delays experienced to date. Page 5.

Item lA. Risk Factors, page 10

General

7.

Many of your risk factors contain language such as ''we cannot assure you" and "there can be no assurance". The risk factors must discuss the nature of the specific risk, rather than your ability to provide assurance. Please remove all such disclosure and revise your risk factors accordingly to address the particular risk rather than your ability to offer assurance.

Response:

The risk factors have been revised per the staff’s comment.  Pages 10-15.

8.

Please include a risk factor regarding your lack of liquidity and net losses in the last several fiscal years. Quantify your operating expenses for the year ended December 31, 2007, and for the year ended December 31, 2008 or the nine months ended September 30, 2008, as appropriate. Discuss the nature of these expenses. In this regard, we note that the 2007 expenses were comprised primarily of $29,726,000 for share-based compensation of your directors as an incentive to serve on the board and to related parties for services, as well as an additional $8,445,127 in expenses for share-based compensation to your CEO and president. We similarly note that the $93,530,976 in expenses for the nine months ended September 30, 2008 were comprised primarily of $38,566,079 in stock-based compensation to your CEO and president, $37,173,413 in expense for shares granted to McGovern Capital, LLC for business consulting services valued, and $15,128,916 in expense for the grant of warrants to Cappello Capital Corporation for strategic advisory services. In addition, discuss your contractual cash obligations for the next year and next 3 years, which we note to be $1.7 million and $6.7 million, respectively. Quantify the amount of cash you will need to fund your operations for the next 12 months and next 2 years, similar to the discussion found on page 18. Finally, please disclose your total indebtedness and cash position as of a recent date.

Response:

The requested risk factor has been added.  Page 13.

9.

Please add risk factor disclosure regarding your extensive use of share-based compensation, and the risk of dilution to your shareholders.

Response:

The requested risk factor has been added.  Page 13.

Item 2. Financial Information. Page 15

Management's Discussion and Analysis of Financial Condition and Results of Operations. Page 16

10.

You state that, of the $39,082,925 total expenses for the year ended December 31, 2007,

"$29,726,000 was recorded as an expense for the share-based compensation of 7,640,000 common shares issued to [y]our directors as an incentive to serve on the board and to related parties for services, as well as an additional $8,445,127 in expense for share-based compensation to our CEO and president." Please explain in better detail the nature of the share-based compensation. Disclose how you calculated the dollar amount of the compensation and how you determined the number of shares to issue. Provide a breakdown of the number of shares issued to your directors as incentive and the number of shares issued to related parties for services, and disclose the corresponding dollar amounts. Disclose the nature of the services rendered by these related parties and the nature of the relationship of these parties to your company. In this regard, we did not find similar disclosure in Item 7 (Certain Relationships and Related Transactions). Please revise this section accordingly. If you have agreements with these related parties, please file them as exhibits.

Response:

The MD&A disclosure has been revised per the staff’s request.  Pages 18-23. Item 7 disclosure has been revised. Pages 33-35.  There are no written agreements.

11.

Provide similar disclosure as requested in the preceding comment with respect to the $93,530,976 in operating expenses for the nine months ended September 30, 2008. In addition, discuss the nature of the services rendered by McGovern Capital, LLC and Cappello Capital Corporation.

Response:

Per the staff’s request, disclosure has been added with respect to the above comment in the discussion and analysis of the year ended December 31, 2008, including the nature of the services rendered by McGovern Capital, LLC and Cappello Capital Corporation.

Liquidity and Capital Resources, page 17

12.

You disclose that you have obtained cash for research and development activities and operating expenses through advances and loans from affiliates, stockholders, and related parties. Please disclose the terms of repayment in greater detail. Please also list and file any such loan agreements as exhibits to your filing. See Item 601(b) (l0) (iii) of Regulation S-K.

Response:

Disclosure has been added per the staff’s request.  Page 21.  A form of promissory note has been filed a exhibit 10.10 to the Form 10 Amendment 1.

Contractual Obligations and Commitments, page 18

13.

Please update your disclosure to discuss in greater detail the course of action the company will take to meet its funding commitments and continue its operations. See Item 303(a) of Regulation S-K.

Response:

Disclosure has been added per the staff’s request.  Page 23.

Item 4. Security Ownership of Certain Beneficial Owners and Management. Page 19

14.

Of the number of shares owned by each individual or entity in the table, please state in a footnote to the table the amount of shares that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privileges, or similar obligations. If there are none of these arrangements, please state this fact. See Instruction 1 to Item 403 of Regulation S-K.

Response:

The requested footnote has been added. Page 26.

Item 5. Directors and Executive Officers. Page 20

15.

We note particular ambiguities in the following biographical sketches:

*

Mr. Hague (gap in employment from his departure from SAlC in 2007 to his employment with the company in January 2008);

*

Mr. Jennings ("acted as a private business consultant");

*

Mr. Lasner ("has been co-Medical Director and Vice President of the practice"); and

*

Mr. Shapiro ("served as Dean ... since 2004").

Please expand your disclosure to include the specific information required by Item

401 (e) (l) of Regulation S-K. Revise your Item 5 disclosure as necessary to provide the month and year for each position held by each director and executive officer during the past five years and the name and principal business of each such employer, and eliminate , all gaps and ambiguities in that regard.

Response:

The biographical sketches have been amended. Pages 27 and 28.

16.

In addition, with regard to the biographical sketch provided for Mr. Lasner ("currently a principal and Board member of a ... licensing company"), please provide the name of such company as required by Item 401 (e)(2) of Regulation S-K.

Response:

Mr. Lasner is no longer a board member.  His biography has therefore been removed.

Item 6. Executive Compensation, page 22

17.

We note your disclosure regarding a written employment agreement with Mr. Hague, effective January 1, 2008. We further note your disclosure on page 26 that you entered into an employment agreement with Mr., Hague on November 1, 2007. Please tell us if these are separate agreements, and whether either agreement is the same as that included as Exhibit 10.8 of this filing. Please revise your disclosure for clarity, and include each agreement as an exhibit to your filing.

Response:

The disclosure has been clarified.  Page 31. There is only one agreement, filed as an exhibit with our original Form 10.

18.

Please update your discussion and compensation tables to include information for the company's last completed fiscal year ended December 31, 2008 as required by Item 402 of Regulation S-K.

Response:

The requested disclosure has been added.  Pages 32.

Item 7. Certain Relationships and Related Transactions ....•Page 23

19.

It does not appear that you have provided sufficient disclosure in response to this Item.

As noted in our preceding comments, please provide disclosure with respect to the share-based compensation to your officers, directors and related persons. In addition, please discuss the loans from related parties, as discussed on page 17, and other related party transactions as disclosed in Note 5 to the financial statements for December 31, 2007 and in Note 3 to the financial statements for September 30, 2008. For each related party transaction, disclose how you arrived at the terms of the transaction and who negotiated these terms on behalf of the company.

Response:

The requested disclosure has been added.  Pages 33-35.

20.

Please disclose in greater detail the nature of the consulting and business services provided by Larry Hunt and C.J. Douglas to the company and the terms of the related oral consulting agreements.

Response:

The requested disclosure has been added. Page 34.

Item 10. Recent Sales of Unregistered Securities, page 26

21.

Item 701 of Regulation S-K requires disclosure as to all unregistered securities sold within the past three years. Please update the disclosure in the first paragraph under Item 10 accordingly.

Response:

The disclosure has been updated per the staff’s request.  Pages 38-40.

22.

Please expand the disclosure in this section to fully describe to whom the shares were issued and, if for services rendered, the nature of the services.

Response:

The disclosure has been revised. Pages 38-40.

Item 11. Description of Registrant's Securities to be Registered, Page 28

Common Stock. Page 28

23.

We note your disclosure that all outstanding shares of your common stock "are fully paid and non-assessable .... " Please note, however, that this is a legal determination that the company is not qualified to make without the assistance of legal counsel. Accordingly, please identify the name of counsel who is able to opine on this statement, or delete this statement.

Response:

The statement has been deleted. Page 41.

Item 13. Financial Statements and Supplementary Data, Page 29

General

24.

Please monitor the need to update your financial statements pursuant to Article 3-12 of Regulation S-X. However, if the company is filing as a "smaller reporting company" as defined under Rule 12b-2 of the Exchange Act, please monitor the need to update your financial statements pursuant to Article 8 of Regulation S-X.

Response:

Noted.

Closing Comments

We understand and acknowledge that:

-

We are responsible for the adequacy and accuracy of the disclosure in the filing;

-

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-

We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in connection with its review of our filing or in response to your comments on our filing.

We are providing hard copies of this response letter and our amended filing via FedEx per the staff’s request.  We appreciate your assistance and thank you in advance for your prompt attention.

Sincerely,

Clean Coal Technologies, Inc.

/s/Douglas Hague

Douglas Hague, Chief Executive Officer and President